Mail Stop 4628
                                                            April 19, 2018


Via Email
Ryan Dalton
Chief Financial Officer
Parsley Energy, Inc.
303 Colorado Street, Suite 3000
Austin, Texas 78701

       Re:    Parsley Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2017
              Filed February 28, 2018
              File No. 001-36463

Dear Mr. Dalton:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 2   Properties, page 43

Proved Undeveloped Reserves (PUDs), page 49

1.     We note that you converted 14,459 MBoe of proved undeveloped reserves
("PUDs")
       over the last three fiscal years which equates to an average PUD conversion rate of approximately 5.6%. It does not appear that this rate of development, if sustained, would be sufficient to convert the 207,048 MBoe of PUDs disclosed as of December 31, 2017 into proved developed reserves in a timely manner. Revise to disclose the reasons for the limited progress you have made in converting PUDs and to explain the extent and manner in which your development plans have changed, including with regard to factors that affected your conversion progress. For example, in comments attributed to management in the conference call to discuss your results for the fourth quarter of 2017, weaker-than-
 Ryan Dalton
Parsley Energy, Inc.
April 19, 2018
Page 2

        anticipated results on certain down-spacing tests along with acquisitions and acreage trades are cited as the cause of "some reshuffling of [y]our 2017 development program."
        Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Item 1203(c) of Regulation S-K.

2. The limited progress made in converting your PUDs during the fiscal year ended
        December 31, 2017 (i.e., approximately 6.1% of the PUDs reported as of December 31,
        2016) is attributed in part to "changes to your development schedule that affected [y]our well mix and timing" in the conference call to discuss your results for the fourth quarter of 2017. We also note the remark that your development program for 2017 "looked much different than the set of wells [you] expected to drill." In light of these statements and your recent PUD conversion rates, tell us how you are able to demonstrate a commitment to your adopted development plan. Refer to Rule 4-10(a)(31)(ii) of
        Regulation S-X and question 131.04 of the Compliance and Disclosure Interpretations regarding Oil & Gas Rules.

3. From your Form 10-K for the fiscal year ended December 31, 2016, we note that you expected to incur development costs of approximately $262.9 million in 2017. However, approximately $65.1 million was actually incurred in 2017 to develop locations classified as PUDs at December 31, 2016. Quantify the PUDs scheduled for development in 2017 that were not drilled and tell us whether these PUDs were deferred to future years or removed because they were determined to be outside of your five-year capital expenditure plan. In addition, describe the process through which changes to your development schedule are reviewed and approved by management and the Board of
        Directors, including as it relates to the deferral of PUDs to future years.

4. We note that estimated future development costs are projected to be approximately
        $313.2 million for the fiscal year ended December 31, 2018. Tell us what quantity of your PUDs is scheduled to be developed in 2018 and the progress you have made through
        March 31, 2018. Provide us with sufficient context to understand the factors that have caused you not to meet your development targets to date in 2018, if applicable.

5. The costs you incurred to convert PUDs into proved developed reserves increased from
        $8.05 in 2016 per Boe to $9.12 per Boe in 2017 and, based on the amounts shown on page 50 of your Form 10-K, estimated future development costs are projected to be
        $10.28 per Boe. Revise to provide additional detail clarifying the statement that you expect to realize cost savings and experience lower relative drilling and completion costs in upcoming years considering there appears to be an upward trend in your development costs.

6. We note that extensions and discoveries resulted in an increase of 86,094 to your PUDs in 2017. Explain how the development and recovery of these PUDs was deemed to be reasonably certain in light of the causes of negative revisions to your PUDs during 2017
        (i.e., well results, commodity prices, changes to your type curve, the requirement to drill
        PUDs within five years of booking, etc). Refer to Rule 4-10(a)(22) of Regulation S-X.
 Ryan Dalton
Parsley Energy, Inc.
April 19, 2018
Page 3


Notes to Consolidated Financial Statements

Note 2   Summary of Significant Accounting Policies, page F-11

Exploration and Abandonment Costs, page F-14

7. Provide us an analysis of the factors that resulted in the recognition of approximately
        $32.9 million of leasehold abandonment expenses during the fiscal year ended December
        31, 2017 along with a description of the related acreage. Refer to FASB ASC 932-360-
        35.

Note 5   Acquisitions of Oil and Natural Gas Properties, page F-24

8. We note you exchanged unproved acreage and oil and natural gas properties with a third party during 2017. We also note the description of this transaction in your Form 8-K dated February 21, 2018 as a high-impact acreage trade that will facilitate extended lateral lengths in your core Upton County footprint. Describe the nature of the acreage surrendered and received as part of this transaction and explain how you concluded that no gain or loss should be recognized. Refer to FASB ASC 845-10-30.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or me at (202)
551-3311 with any questions.


                                                           Sincerely,

                                                           /s/ Ethan Horowitz

                                                           Ethan Horowitz
                                                           Accounting Branch
Chief
                                                           Office of Natural
Resources